Exhibit 99.1

Fury Begins Step-Out Drilling at Eau Claire Project and Provides Targeting Update

Vancouver and Toronto, Canada – November 25, 2020 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that it has commenced the exploration phase of its ongoing 50,000-metre drill program at its 100% owned Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. This phase of the drill program is designed to test a one-kilometre (km) down plunge extension of the Eau Claire deposit with the goal of significantly expanding the existing resource (Figure 1).

A Message from Mike Timmins, President & CEO
“We are continually identifying additional targets at the Eau Claire project, revealing increased potential along the deposit trend as our technical team refines these opportunites. The infill drill program has progressed to hole three, following encouraging performance and observations made on the first two holes. We look forward to receiving assay results, which are expected in the new year. The next few quarters will be very exciting for shareholders as we anticipate steady exploration results, demonstrate the potential of the Eau Claire asset package and convert on our initial growth strategies for Fury.

“Further updates on our Homestake Ridge targeting and Committee Bay exploration programs will follow in the coming months as we plan for a considerable year of large-scale exploration and development."

Eau Claire Exploration Drill Program
Approximately 12,000 metres have been allocated to the extension drill program to test a one-kilometre down plunge extension of the Eau Claire deposit. The first holes to be drilled are situated between 500 and 700 metres down plunge from the limit of the existing resource and between 400 and 700 metres down dip from the nearest historical drill hole. This target area is defined by the intersection of the mineralized Eau Claire and Snake Lake structures, as imaged in the recently acquired gradient array induced polarization survey, and provides a similar structural geometry that defines high-grade mineralization at the Eau Claire deposit (Figure 2).

A Message from Michael Henrichsen, SVP, Exploration
“We are excited to begin the exploration phase of our drill program at the Eau Claire project. By taking aggressive step-outs early we are looking to rapidly expand the deposit footprint and move towards a significant resource update. In addition, continued targeting along the 7km deposit trend is providing Fury with opportunities to discover significant new bodies of mineralization as we begin to tap into the geological potential of our land package.”

Deposit Trend Targeting Update
Targeting along the deposit trend has focused on integrating Fury’s recently acquired gradient array induced polarization data along with a newly inverted 3D magnetic survey, surface geology and surface geochemistry results. A major advancement in the targeting effort shows magnetic gradients imaging major structural breaks where there are numerous occurrences of surface gold mineralization (Figure 3). In addition, the imaged magnetic gradients are largely coincident with interpreted structures imaged from the gradient array induced polarization survey.

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One significant target that Fury is advancing to drill stage is at the intersection of the mineralized Eau Claire deposit and the South Tonalite structures (Figure 3). This structural intersection occurs between approximately 300 and 500 metres in depth and has not yet been drilled. It is characterized by the following: 1) actinolite – tourmaline alteration in basalts with associated felsic dykes at the tonalite margin of the Eau Claire deposit structure with surface grab samples up to 2.6 g/t gold; and 2) quartz – tourmaline veining in basalts and sediments with associated felsic dykes along the South Tonalite structure with grab samples up to 7.8 g/t gold.

Additional gradient array induced polarization data collected has highlighted a structural intersection at the eastern margin of the Snake Lake mineralized structure (Figure 2). This zone of structural intersections demonstrates the potential to target high-grade mineralization along the Snake Lake corridor, which has seen limited historical drilling. Fury’s technical team is advancing toward defining the potential plunge directions and high-grade target areas of the observed structural intersections.

Figure 1: Illustrates targets that will test a one-kilometre down plunge extension of the Eau Claire deposit. These target areas were derived from structural geometries associated with newly acquired gradient array IP data as well geological and geochemical information obtained up-dip from the target zones.

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Eau Claire Deposit Trend: Plan View - IP Chargeability Data

Repeating Structural Intersection to the East of the Eau Claire Deposit

FURY GOLD MINES

Eau Claire Deposit Structural Intersection High-Grade Mineralization
Eau Claire Primary Structure
Structural Intersection High-Grade Target Area
Snake Lake Secondary Structure
Structural Intersection Target Area at Depth
A
A'
Eau Claire Secondary Structure
Eau Claire 1.3M oz resource projected on surface
M&I¹: 853k oz @ 6.18 g/t Au
Inf¹: 500k oz @ 6.53 g/t Au
Planned Holes
Target A Drill Array
Target B Drill Array
Target C Drill Array
Previous Drill Hole Highlights²:
13.2 g/t Au over 2.7m
6.6 g/t Au over 2m
4.9 g/t Au over 2.1m
12.2 g/t Au over 1.5m
5.8 g/t Au over 2m
1.5km data to be acquired - Clovis Target
Previous Drill Hole Highlights:
11.3 g/t Au over 1m
7.7 g/t Au over 1m
Legend
Major Structure
Target Area
Rock Au g/t
0.25 - 0.5
0.5 - 1
1 - 2.5
2.5 - 5
5 - 10
>10
Chargeability mV/V
45
30
25
20
N
1 km

Figure 2: Illustrates newly defined structural intersections to the north of the Snake Lake mineralized structure as well the convergence of the Eau Claire and South Tonalite structures. Together these structural intersections provide Fury with two new target zones.

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Eau Claire Deposit Trend

Eau Claire and South Tonalite Structural Intersection

Cross Section - Looking West

FURY GOLD MINES

Canard Break
South Tonalite
Eau Claire
Snake
A'
A
1 km

South Tonalite Trend:
Quartz-tourmaline veins in basalt/sediments, local felsic dykes

Undrilled

Grabs:
7.8 g/t Au, 2.4 g/t Au, 1.55 g/t Au, 1.41 g/t Au

Structural Intersection Target Area:
Mineralized Eau Claire deposit and South Tonalite structures

Eau Claire Trend:
Actinolite-tourmaline altered basalt, felsic dykes, at tonalite margin

Undrilled

Grabs:
2.6 g/t Au

Snake Lake Structure:
Quartz-tourmaline veining and felsic dykes at major mafic/sediment contact

Drilling:
7.7 g/t Au over 1m
11.3 g/t Au over 1m

Grabs:
4.3 g/t Au, 3.8 g/t Au, 3.6 g/t Au, 3.5 g/t Au

Legend

Major Structures Imaged Gradiant Array IP

Rock Au g/t
- 1 - 2.5
- 5 - 10
- 2.5 - 5
- >10

Geology
- Tonalite
- Quartz Feldspar Phyric Intrusive
- Sediment-epiclastic
- Mafic Flows Magnetic
- Mafic Flows Non-magnetic

Figure 3: Illustrates the results of a newly inverted 3D magnetic survey that demonstrates that numerous major gold bearing structures are coincident with magnetic gradients. This represents a major advancement in targeting as it allows Fury to image these structures and their intersections at depth, as depictd by the dashed red ellipse.

David Rivard, P.Geo, Exploration Manager at Fury, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF FURY GOLD MINES LIMITED

Mike Timmins
President, CEO & Director

For further information on Fury Gold Mines Limited, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600, info@furygoldmines.com or visit www.furygoldmines.com.

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About Fury
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Forward Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed “forward-looking statements”. Forward looking information is information that includes implied future performance and/or forecast information including information relating to the growth plans and future results of Fury, and the timing and results of the drill program at Eau Claire. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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